Exhibit 12.1

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

($ in millions)		For the three months ended March 31,				For the year ended December 31,
		2014		2013		2013		2012		2011		2010		2009

1.	Income from operations before income taxes	$849		$1,030		$3,396		$3,306		$959		$1,100		$1,300

	Fixed charges:

2.	Interest on indebtedness	$87		$98		$367		$373		$367		$367		$392

3.	Interest factor of annual rental expense	4		4		19		15		24		26		31

4.	Interest credited to contractholder funds	307		345		1,278		1,316		1,645		1,807		2,126

5.	Total fixed charges (2+3+4)	$398		$447		$1,664		$1,704		$2,036		$2,200		$2,549

6.	Preferred stock dividends	13		—		17		—		—		—		—

7.	Total fixed charges and preferred stock dividends (5+6)	$411		$447		$1,681		$1,704		$2,036		$2,200		$2,549

8.	Income from operations before income taxes and fixed charges (1+5)	$1,247		$1,477		$5,060		$5,010		$2,995		$3,300		$3,849

9.	Ratio of earnings to fixed charges (8/5)	3.1	X	3.3	X	3.0	X	2.9	X	1.5	X	1.5	X	1.5	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$1,260		$1,477		$5,077		$5,010		$2,995		$3,300		$3,849

11.	Ratio of earnings to fixed charges and preferred stock dividends (10/7)	3.1	X	3.3	X	3.0	X	2.9	X	1.5	X	1.5	X	1.5	X